Mail Stop 4561

July 15, 2008

Mr. Robert W. Selander
President and Chief Executive Officer
MasterCard Incorporated
2000 Purchase Street
Purchase, NY 10577

**Re:    MasterCard Incorporated**
       **Form 10-K for the Fiscal Year Ended December 31, 2007**
       **Filed February 20, 2008**
       **Form 10-Q for the Period Ended March 31, 2008**
       **Filed April 29, 2008**
       **Form 8-K Filed June 25, 2008**
       **File No. 001-32877**

Dear Mr. Selander:

We have reviewed your response letter dated June 24, 2008 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 11, 2008.

Form 10-Q Filed for the Period Ended March 31, 2008

Note 3. Fair Value Measurement, pages 8-9

1.    In your response to prior comment 1, you indicate the market approach was utilized in determining the fair value of your auction rate securities, (the "ARS"). Tell us why the market approach is the appropriate valuation method in view of the lack of an apparent market given the failed ARS auctions. Tell us what consideration you gave to utilizing the income approach as a valuation technique as noted in paragraph 18 of SFAS 157.

2.      Tell us how you determined the 5% illiquidity discount.  In your response, also address what consideration was given to the other "various factors" as noted in the disclosures in the first paragraph on page 9, in arriving at this discount percentage.

3.      Tell us whether the interest rates received on the ARS can reset and how any potential change in interest rates will affect the accounting for these ARS and related impact on liquidity and earnings.

Note 12. Legal and Regulatory Proceedings, pages 13-22

4.      SFAS 5 paragraph 10 requires the disclosure of an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made when there is at least a reasonable possibility that a loss or additional loss may have been incurred. We note that throughout your discussion of both the legal and regulatory proceedings your disclosures indicate that you cannot estimate the liability, as it relates to a specific lawsuit and amount. Tell us how these disclosures comply with the requirements of paragraph 10 of SFAS 5 as well as FASB Interpretation No. 14, "Reasonable Estimation of the Amount of a Loss" ("FIN 14")

Form 8-K Filed June 25, 2008

5.      Tell us how your accounting policy for litigation accruals considered any material loss contingency  disclosures under SFAS 5 and  FIN 14 as of December 31, 2007 and March 31, 2008 related to the American Express settlement subsequently announced on June 24, 2008.

* * * * * * *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T.  If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review.  Please furnish a cover letter that keys your response to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Marc Thomas, Staff Accountant, at (202) 551-3452 or me at (202) 551-3226 if you have any questions regarding the above comments.

Sincerely,

Craig D. Wilson
Sr. Asst. Chief Accountant